Focus Impact BH3 NewCo, Inc. 1345 Avenue of the Americas, 33rd Floor New York, NY 10105	XCF Global Capital, Inc. 5170 Golden Foothill Parkway El Dorado Hills, CA 95762

December 16, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Julie Sherman, Michael Fay, Juan Grana and Jane Park

Re:	Focus Impact BH3 NewCo, Inc Registration Statement on Form S-4 Filed October 31, 2024 CIK No. 0002019793

Ladies and Gentlemen:

This letter sets forth the responses of Focus Impact BH3 NewCo, Inc and XCF Global Capital, Inc. (together, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 26, 2024 with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, and the Company is concurrently publicly filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed October 31, 2024

Cover Page

1.
Staff’s comment: Please revise your cover page and elsewhere in the registration statement to discuss the delisting of Focus Impact’s securities from the Nasdaq Capital Market. In particular, please disclose that the securities were delisted because you did not comply with Nasdaq Listing Rule 5101-2 and specify the date on which the securities were delisted. Please also discuss the material adverse consequences that investors face from the delisting of the securities, including that:

•	there is reduced liquidity for your securities;

•
your securities may be deemed to be a “penny stock”, which will require brokers trading in your common stock to adhere to more stringent rules and which likely would serve as an additional factor that may reduce the trading activity in the secondary trading market for your securities;

•	there may be a limited amount of news and analyst coverage with respect to your securities;

•	you may be subject to a decreased ability to issue additional securities or obtain additional financing in the future; and

•	your securities may lose their status as covered securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 95 - 96 and 240 of the Registration Statement.

2.
Staff’s comment: We note your response to comments 2 and 34. Please revise your cover page to disclose compensation received or to be received by your former sponsor in connection with Focus Impact’s initial public offering and/or the business combination. Please also revise your summary compensation disclosure on page 48 to discuss the issuances to your former sponsor in connection with Focus Impact’s initial public offering and the concurrent private placement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 48 of the Registration Statement.

3.
Staff’s comment: We note your disclosure that “in connection with the July 2024 Special Meeting, the holders of 1,099,905 shares of Focus Impact Class A Common Stock properly exercised their right to redeem their shares…” Please disclose the percentage of Focus Impact shareholders at the time of the stockholder vote that voted to redeem their shares. Please make conforming changes throughout your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 105, 225 and 236 of the Registration Statement.

Questions and Answers

Q. What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion..., page 17

4.	Staff’s comment: Please revise the table of your equity ownership following the business combination to disclose the “Other Class B Holders”.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 17-18, 19, 44 and 45-46 of the Registration Statement.

We may become subject to requirements of Rule 419 to which we are not currently subject., page 78.

5.
Staff’s comment: Please revise this risk factor to clarify whether Focus Impact is currently subject to the requirements of Rule 419 of the Securities Act. Please also advise whether Focus Impact’s common stock has been classified as a “penny stock” as defined in Rule 3a51-1 under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 and 96 of the Registration Statement. The Company respectfully advises the Staff that Focus Impact’s common stock has not been classified as a “penny stock” as defined in Rule 3a51-1 under the Exchange Act.

Unaudited Pro Forma Condensed Combined Financial Information, page 102

6.
Staff’s comment: We note the reference to 148,378,692 shares attributable to XCF Equity holders in the table on page 108, and elsewhere in your filing. We also note the references to XCF stock in note (4), which total 172,899,777, and to the 0.86 conversion ratio in the letter to stockholders. Taken together, it does not appear that the 10,000,000 shares of NewCo issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024 is included in the table. It also does not appear that the 10,000,000 shares of NewCo common stock to be issued upon conversion of the $100 million New Rise Convertible Notes is included in the table. Please clarify whether the two separate 10,000,000 common share issuances are included in the table and, if not, clarify the reason for their exclusion.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the shares attributable to XCF Equity holders and references to XCF stock in note (4) have been updated based on updated share counts on the cover page and on pages 17, 19, 44, 45, 110 and 111 of the Registration Statement.

In connection with the Soule Support Agreement dated March 11, 2024, the terms of the New Rise Convertible Note for 10,000,000 common shares of XCF was amended to be converted into 10,000,000 common shares of NewCo, which represents a 1:1 basis.

The Company has revised the disclosure on page 122 of the Registration Statement to clarify this distinction and that the conversion ratio is 0.76 for shares attributable to XCF Equity holders and 1.0 for shares attributable to the New Rise Convertible Note.

The Background of the Business Combination, page 131

7.
Staff’s comment: We note your response to comment 15. Please advise whether there are any fees due to Cohen & Company Capital Markets by XCF and Focus Impact management prior to the closing of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and notes that there are not any fees due to Cohen & Company Capital Markets by XCF or by Focus Impact management prior to the closing of the business combination.

8.
Staff’s comment: We note your response to comment 17, including your disclosure that “Focus Impact arrived at an initial enterprise value range of $1,500,000,000 to $2,000,000,000 by considering a variety of factors including the discounted potential revenue and profitability from XCF’s New Rise Reno facility that is expected to start production of SAF by Q4 2024 in Reno, Nevada, the discounted potential future revenue and profitability from additional sustainable fuel facilities that could be developed from XCF’s modular facility design, the potential growth in demand for sustainable fuels related to both industry participant shifts and government encouragement, the commercial relationships established by XCF, the knowledge and expertise of the XCF management team and the relative valuation dynamics of XCF’s comparable public companies in the sustainable fuel and renewable energy industries.” Please revise to disclose the assumed discounted potential revenue and profitability from XCF’s New Rise Reno facility and any assumptions regarding the number of additional sustainable fuel facilities that could be developed from XCF’s modular facility design. Please also disclose how you calculated the potential growth in demand for sustainable fuels and the comparable companies that were considered, including how they were selected and the valuation assigned to each. To the extent this disclosure is provided elsewhere in the registration statement, please include a cross-reference to such disclosure. Finally, we also note your disclosure on page 137 that “onsite due diligence and management meetings facilitated Focus Impact’s assessment of the aforementioned factors it considered in establishing a transaction valuation for XCF and contributed to a refining of the transaction valuation to a single-point within the range.” Please expand your disclosure relating to your onsite due diligence and management meetings and how they contributed to the final valuation of $1,750,000,000.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137 - 138 and 139 of the Registration Statement.

9.
Staff’s comment: We note your response to comment 18. Please revise this section to include a discussion of negotiations relating to the material terms of the transaction. In particular, please explain the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms. Please provide this information for all material agreements in connection with the business combination, including material LOIs and the BCA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138, 141 and 142 of the Registration Statement.

Certain Forecasted Information about XCF, page 149

10.
Staff’s comment: We note your response to comment 21, including your disclosure on page 150 that “[t]he inclusion of the financial projections in this joint proxy statement/prospectus should not be regarded as an indication that XCF, Focus Impact nor their respective representatives considered or consider the financial projections to be a reliable prediction of future events, and reliance should not be placed on the financial projections.” Please remove the disclosure suggesting that investors should not rely on disclosures included in your registration statement. Please also advise whether the projections still reflect the views of XCF’s management on its future performance as of the most recent practicable date. Refer to Item 1609(c) of Regulation S-K. Finally, please revise your financial projections on page 151 to address the following points:

•	Please revise to provide a brief explanation of each line item included in the table; and

•
We note your disclosure that “[t]he projections considered what XCF management believed to be reasonable expectations for the value and volume of the Company’s renewable fuel production and the costs of operating, maintaining, supplying and fulfilling the Company’s renewable fuel production.” Please disclose XCF management’s expectations for each and discuss, either here or elsewhere in the registration statement, XCF management’s assumptions regarding its future plans.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff it will include responsive disclosure to Comment 10 in future filings.

Reasonable Basis Review of XCF’s Financial Projections and Underlying Assumptions, page 153

11.
Staff’s comment: We note your response to comment 22, which we reissue. Please revise to explain how Zukin arrived at the conclusion that: (1) the assumptions used, taken as a whole, provide reasonable support for the financial projections; (2) the financial projections are consistent with the material factors and assumptions used to construct them, and take into account the preparers’ of the financial projections informed judgment; and (3) that there is a reasonable basis for the financial projections provided by XCF as of March 10, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 156 of the Registration Statement.

New Rise Renewables, page 255

12.
Staff’s comment: We note your revised disclosure in response to prior comment 11. Please revise your disclosure to disclose the material terms of your agreements with Encore Management, including but not limited to, the termination provision, aggregate future potential milestone payments to be paid, and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure to include the material terms of the agreements with Encore Management on page 259 of the Registration Statement.

Financial Statements of New Rise Renewables, LLC and Subsidiary for the Years Ended December 31, 2023 and 2022
Note 2. Summary of Significant Policies
Land, Machinery and Equipment, and Operation Plant, page F-9

13.
Staff’s comment: We note your revised disclosure in response to comment 31 that land, machinery and equipment, and operation plant were recognized at their historical cost as a transfer between entities under common control on the date of contribution by Randy Soule and that these assets were contributed to the Company on September 23, 2016. We also note the prior disclosure that these assets were previously recognized at fair market value at the date of contribution. Please revise your disclosure to identify the contributed assets and quantify their historical cost on the date of transfer. In addition, please clarify for us why there was not a change to the amounts recorded in the financial statements related to the change in accounting from fair value to historical cost.

Response: The Company respectfully acknowledges the Staff’s comment and has added the related disclosure to Footnote 2 on page F-19 of the Registration Statement of the Company’s unaudited financial statements as of and for the three and nine months ended September 30, 2024 to reference the contributed assets and the historical cost on the date of transfer.

In addition, the Company notes that the financial statements have always reflected the historical cost basis of the assets rather than the fair value, as was initially described in the footnotes, and therefore acknowledge that the terminology of historical cost basis should have been utilized. As a result, there was no change to the amounts recorded in the financial statements related to the clarification of the cost basis in the footnote.

Note 3. Construction in Progress, page F-47

14.
Staff’s comment: We have reviewed your response to comment 32 regarding your determination of fair value of the Wilson and Ft Myers biodiesel plants, and have the following additional comments. Please:

•
clarify why the cost approach is an appropriate methodology for determining fair value of the biodiesel plant equipment when the biodiesel plants are being converted to SAF facilities at a cost of $350 million per site over a a number of years;

•	clarify whether you will utilize the acquired assets in the SAF facilities;

•	tell us when Good Steward Biofuels FL, LLC acquired the Fort Myers plant and its purchase price, and when Southeast Renewables, LLC acquired the Wilson plant and its purchase price;

•
clarify the difference between your disclosure and your response as it relates to anticipated construction costs: on pages 56 and 189 you disclose anticipated construction costs of $350 million per site and the response sets forth construction costs of $175 million per site;

•
describe to us in further detail the specific information considered in adjusting the replacement cost estimates and how this information was quantified into an adjustment. In this regard, you set forth in your response the replacement cost estimates were adjusted for the loss in value caused by factors such as physical deterioration, functional obsolescence, and external obsolescence. Please provide us the specific information related to these factors that was considered;

•
clarify why the estimated market values as a percentage of replacement cost is reasonable (i.e., 45% for the Wilson plant and 70% for the Fort Myers plant) taking into account the age of the plant equipment at the time of acquisition; and

•	provide us a schedule that details the significant individual components of the plant equipment estimated market value and the related details supporting the individual market value.

Response: The Company respectfully acknowledges the Staff’s comment and notes that:

•
The valuation specialist considered three methods of valuation for use by machinery and equipment appraisers in developing a reasonable opinion of value: the cost approach, the market approach, and the income approach. For purposes of the valuation, the cost approach was utilized, which was due to the type of assets and availability of secondary market data. The logic behind the cost approach comes from the principle of substitution: a prudent buyer will not pay more for a property than the cost of acquiring a substitute property of equivalent utility. This principle can be applied either to an individual asset or to an entire facility. The market approach was considered, but not applied because of a lack of a sufficient number of comparables or transactions. Although considered, the income approach was not applied as the assets were not operating and did not have separate, identifiable income streams. As a result, in the opinion of the valuation specialist, the cost approach contained the most reliable information for developing a credible opinion of value

•
The Company plans to utilize the acquired assets in the SAF facilities. Machinery and equipment acquired as part of the Fort Myers and Wilson acquisitions relates to tanks, piping and other components that can be utilized as part of SAF production.

•	Good Steward Biofuels FL, LLC acquired the Fort Myers plant through foreclosure in March 2021. Southeast Renewables, LLC acquired the Wilson plant through foreclosure in June 2021.

•
The anticipated construction costs are $350 million per site as disclosed in the Registration Statement. Our response to your previous comment which stated that the anticipated construction cost of “$175 million per site or $350 million in total” was incorrect.

•
After determining the replacement value of the assets, the valuation specialists analyzed the in-service date of the equipment, estimated the effective age of the equipment based on the operational history of the equipment, and applied a “percent good” of each category of equipment. This “percent good” ranged, in the case of Fort Myers, from 10% (for civil work, which includes site preparation, equipment foundations, and above and below grade structures) to 90% for piping, and in the case of Wilson, from 10% (for civil work, which includes site preparation, equipment foundations, and above and below grade structures) to 73%, for the Methanol Recovery System. For Wilson, the real property was valued using an appraisal report from a licensed appraiser and based on discussions with the appraiser and valuation software, the valuation specialists determined the appraisal to be $355,000 as of the valuation date. The “percent good” represents the valuation specialists’ assumption for the measure of the technical and physical depreciation of the installed equipment and represents the loss in value caused by factors such as physical deterioration, functional obsolescence, and external obsolescence as applied by the valuation specialist to the replacement cost. Please refer to the table below for a schedule of significant individual components of the plant equipment estimated market value and the related details supporting the individual market value.

•
The estimated market values as a percentage of replacement cost of 45% for the Wilson plant and 70% for the Fort Myers represents the weighted average “percent good” after adjusting each category of equipment. For Wilson, the replacement cost was calculated as $10.8 million and the estimated market value, after applying the “percent good” for technical and physical depreciation, was calculated as $4.8 million, resulting in a weighted average market value of approximately 45%. For Fort Myers, the replacement cost was calculated as $12.8 million and the estimated market value, after applying the “percent good” for technical and physical depreciation, was calculated as $9.0 million, resulting in a weighted average market value of approximately 70%. As the valuation specialists utilized their analysis of the individual category of equipment, we believe the estimated market values as a percentage of replacement cost is reasonable (i.e., 45% for the Wilson plant and 70% for the Fort Myers plant) and take into account the age of the plant equipment at the time of acquisition.

•	Below is a schedule which details the significant individual components of the plant equipment estimated market value and the related details supporting the individual market value.

Fort Myers:
Direct Field Costs	Replacement Cost New	Effective Age(yrs)	% Good	Estimated Market Value
Equipment	$6,066,684	3	81%	$4,910,000
Piping	$2,515,893	3	81%	$2,040,000
Civil	$907,741	N/A	10%	$90,000
Struct Steel	$435,275	3	81%	$350,000
Instruments	$1,214,361	9	39%	$470,000
Electrical	$1,122,940	3	81%	$910,000
Insulation	$134,368	6	59%	$80,000
Paint	$402,624	9	39%	$160,000
TOTAL	$12,799,886		Rounded	$9,000,000

Wilson:
Direct Field Costs	Replacement Cost New	Effective Age(yrs)	% Good	Estimated Market Value
Equipment	$2,752,317	7.5	43%	$1,180,000
MEOH Skid	$999,463	2.5	73%	$730,000
Piping	$1,673,048	2.5	73%	$1,220,000
Civil	$1,274,643	N/A	10%	$130,000
Structural Steel	$409,544	7.5	43%	$180,000
Instruments	$1,731,909	13	23%	$400,000
Electrical	$449,930	7.5	43%	$190,000
Insulation	$790,580	7.5	43%	$340,000
Paint	$340,008	15	23%	$80,000
Real Property	$355,000	N/A	100%	$360,000
TOTAL	$10,776,442		Rounded	$4,800,000

General

15.
Staff’s comment: We note your response to comment 3. Please revise your disclosure to provide the factual support, material assumptions, and sources for your graphic of the SAF Industry Evolution Estimates on page 197.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure to include the factual support, material assumptions, and sources for the graphic of the SAF Industry Evolution Estimates on page 199 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Carl Stanton, Chief Executive Officer of Focus Impact BH3 NewCo, Inc. by telephone at 917-535-3776 or by email at cstanton@focus-impact.com or Mihir Dange, Chief Executive Officer of XCF Global Capital, Inc. by telephone at 408-332-2264 or by email at m.dange@xcf.global.

Sincerely,

/s/ Carl Stanton
Carl Stanton

/s/ Mihir Dange
Mihir Dange

Via E-mail:

cc:	Peter Seligson, P.C. Allison C. Bell Kirkland & Ellis LLP Thomas L. Hanley Christopher S. Connell Stradley Ronon Stevens & Young, LLP